SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 15, 2017

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant  to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated June 15, 2017, entitled “Syneron Candela Announces Shareholder Approval of Proposed Acquisition by Funds Advised by Apax Partners.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: June 15, 2017

Syneron Candela Announces Shareholder Approval of Proposed Acquisition by
Funds Advised by Apax Partners

IRVINE, Calif., June 15, 2017 – Syneron Medical Ltd. (NASDAQ: ELOS) today announced that its shareholders have approved the previously announced definitive agreement under which an affiliate of funds advised by Apax Partners will acquire all of the outstanding shares of Syneron Candela for $11.00 per share in cash in a transaction valued at approximately $397 million (the “Merger Agreement”).

93.3% of the ordinary shares voting at the special shareholder meeting were voted in favor of the Merger Agreement.

The acquisition is expected to be completed in mid-July, subject to the satisfaction of the remaining closing conditions.

About Syneron Candela
Syneron Candela is a leading global non-surgical aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women's intimate health, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape Power, VelaShape, CO2RE, CO2RE Intima, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000 and headquartered in Israel, Syneron Candela has R&D and manufacturing operations in Israel and the U.S. The company markets, services and supports its products in nearly 100 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include statements regarding the expected timing of the proposed acquisition. Such "forward looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected.  Achievement of these results by the Company may be affected by many factors, including, but not limited to, risks and uncertainties regarding the ability to close the proposed transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties' ability to satisfy certain closing conditions; the risk that the benefits of the potential transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the Company's business may not perform as expected;  as well as general economic conditions. Additional information regarding these and other factors is contained in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F. The statements made by the Company are based upon management's current expectations and  the Company undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law.

For additional information, please visit http://www.syneron-candela.com.

Media and Investor Contacts

Heidi Donato, Cohn & Wolfe (media)
E: Heidi.Donato@cohnwolfe.com
M: +1-516-359-1146
P: +1-516-221-0614

Hugo Goldman, Chief Financial Officer (investors)
Syneron Candela
E: hugo.goldman@syneron-candela.com
P: +972-73-2442200

Zack Kubow (investors)
The Ruth Group
E: zkubow@theruthgroup.com
P: 646-536-7020